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13010718

*NB 4/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2 2013
REGISTRATIONS BRANCH
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amegy Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Post Oak Parkway
(No. and Street)

Houston (City) Texas (State) 77027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Ouyang 713-232-1663
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

178 S. Rio Grande Street (Address) Salt Lake City (City) UT (State) 84101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
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FOR OFFICIAL USE ONLY
Washington DC 405

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/2

OATH OR AFFIRMATION

I, John Snider, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amegy Investments Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

ANNA M SLEDGE
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 8/2/16

Anna M. Sledge

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
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MAR 22 2013

Washington DC
401

Amegy Investments, Inc.

Statement of Financial Condition
With Report of Independent Registered Public Accounting Firm
December 31, 2012

Amegy Investments, Inc.

Statement of Financial Condition
With Report of Independent Registered Public Accounting Firm
December 31, 2012

Amegy Investments, Inc.
Table of Contents
December 31, 2012

Ernst & Young LLP
178 South Rio Grande Street
Suite 400
Salt Lake City, Utah 84101
Tel: 801 350 3300
Fax: 801 350 3456

Report of Independent Registered Public Accounting Firm

The Board of Directors
Amegy Investments, Inc.

We have audited the accompanying statement of financial condition of Amegy Investments, Inc. (the Company), as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A member firm of Ernst & Young Global Limited

ERNST & YOUNG

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Amegy Investments, Inc. as of December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2013

A member firm of Ernst & Young Global Limited

Amegy Investments, Inc.
Statement of Financial Condition
December 31, 2012

	2012
Assets	
Cash and cash equivalents	$ 2,862,434
Deposit with clearing organization	100,000
Receivables from brokers, dealers and others	637,350
Receivables from affiliated companies	76,532
Prepaid expenses	50,584
Total assets	$ 3,726,900
Liabilities and Shareholder's Equity	
Liabilities:	
Payables to brokers, dealers, and others	$ 16,719
Payables to affiliated companies	53,812
Payable to Parent	29,084
Accrued expenses	114,001
Total liabilities	$ 213,616
Shareholder's equity:	
Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	8,799,000
Retained deficit	(5,286,716)
Total shareholder's equity	3,513,284
Total liabilities and shareholder's equity	$ 3,726,900

The accompanying notes are an integral part of this statement of financial condition

1. Organization and Nature of Business

Amegy Investments, Inc. ("the Company") is a wholly-owned subsidiary of Amegy Bank NA ("the Parent"), an indirect wholly-owned subsidiary of Zions Bancorporation ("the Corporation"). The Company is registered as a broker-dealer in securities registered with the Securities and Exchange Commission under rule 15c3-3(k)(2)(ii) which provides that all funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. Accordingly, the Company has a clearing agreement with Pershing, LLC ("the Clearing Organization") who carries the accounts of the Company on a fully disclosed basis. Under the agreement with the Clearing Organization, the Company acts only as an introducing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is also licensed as a registered investment advisor and licensed by the State of Texas as an insurance agency.

The Company must maintain a minimum net capital requirement of $250,000 pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-1 (a)(2)(i) ("the Net Capital Rule").

The Company brokers in U.S. Government and agency obligations, corporate debt and equity securities, municipal securities, mortgage and other asset-backed securities, and money market instruments. Additionally, the Company offers mutual funds, annuities, and life insurance products. The Company provides these services to individual and corporate clients of the Parent.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment advisory.

Subsequent Events

Subsequent events have been evaluated through February 28, 2013, the date these financial statements were issued. There are no capital withdrawals anticipated within the next six months.

Securities Transactions

Customers' securities transactions are reported on a settlement date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Income Taxes

The Company is a member of a controlled group that joins in the filing of a consolidated federal income tax return with the Corporation. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax-sharing agreement. The tax-sharing agreement provides that each member of the group is allocated its share of the consolidated tax provision or benefit as if each member had filed a separate return. Estimated payments for taxes are made between the members of the consolidated group during the year.

Deferred federal income taxes are provided for temporary differences between the tax basis and financial reporting basis of assets and liabilities. As of December 31, 2012, there were temporary differences related to prepaid assets that resulted in a reported deferred tax liability of $17,704.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments with original maturities of three months or less. The Company's cash and cash equivalents are carried at cost, which approximates fair value. The Company's cash is held at the Parent.

3. Cash Deposit with Clearing Organization

Under the terms of the clearing agreements between the Company and the Clearing Organization, the Company is required to maintain a certain level of cash or securities on deposit with the Clearing Organization. Should the Clearing Organization suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the Clearing Organization. The Company has funds invested in a money market account on deposit with the Clearing Organization to meet this requirement. As of December 31, 2012, there were no amounts owed to the Clearing Organization by the Company's customers.

4. Receivable from and Payable to Clearing Organization

The Company clears its proprietary and customer transactions through the Clearing Organization on a fully disclosed basis. The amount receivable from the Clearing Organization relates to commissions and advisory fees due the Company from customer transactions. The amount payable to the Clearing Organization relates to clearance fees on the aforementioned transactions and other charges and is collateralized by a deposit with the Clearing Organization.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $2,871,822 which was $2,621,822 in excess of the $250,000 minimum net capital requirement for the Company. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1 at December 31, 2012.

6. Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

In 2009, the Company and its Parent initiated arbitration against Merrill Lynch, Pierce, Fenner & Smith, Inc. and Merrill Lynch & Co. ("Merrill") alleging violations of federal and state securities laws and common law misrepresentation in connection with Merrill's sale to the Company's customers of approximately $134.3 million in auction rate securities. The arbitration was resolved to the satisfaction of all parties and the arbitration proceeding was dismissed as of December 31, 2012. In 2009, the

Company sold these auction rate securities to its Parent and received capital in the amount of the loss of $7.5 million. As a result, this settlement with Merrill had no impact on the Company.

7. Guarantees

The Company clears all of its securities transactions through the Clearing Organization on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the Clearing Organization, the Clearing Organization has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Organization, the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company has recorded no liability with regard to the right as it has no knowledge of any liability being incurred.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company regularly monitors the credit standing of the Clearing Organization and all counterparties with which it conducts business.

8. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company is responsible to its Clearing Organization for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the Clearing Organization must purchase or sell a financial instrument at prevailing market prices. The Company and its Clearing Organization seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-balance sheet credit and market risk. The Company's principal activities and exposure to credit risk, associated with customers not fulfilling their contractual obligations, can be directly impacted by volatile trading markets. Receivables from and payables to brokers, dealers, customers, and noncustomers include unsettled trades which may expose the Company to credit and market risk in the event the customer is unable to fulfill its contractual obligations.

9. Related-Party Transactions

Employee compensation and benefits, outside marketing services, office rent, and other operating expenses are paid by the Parent on behalf of the Company, which then reimburses the Parent. The agreement between the Company and the Parent stipulates that to the extent the reimbursement of such expenses would cause the company to not have sufficient net capital for regulatory requirements, the Parent will make a capital contribution to the Company instead of requiring reimbursement. The Company also has lease agreements with affiliate banks.